Amundi Pioneer
ASSET MANAGEMENT

January 11, 2019

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust VII	811-10395	N-CSR/A	12/28/18	1/11/19	The Registrant amended the Form N-CSR for the period ended October 31, 2018 to correct, the filing for an incorrect Form N-CSR file for a different series Trust filing that was inadvertently uploaded for Series Trust VII.